May 27, 2010

Attn: Lyn Shenk, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  Time Warner Inc.
File Number: 001-15062
Form 10-K: For the Fiscal Year Ended December 31, 2009

Dear Mr. Shenk:

Set forth below are Time Warner Inc.’s (“Time Warner” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter (the “Comment Letter”) dated May 12, 2010, regarding the Company’s 2009 Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”).  The responses are numbered to correspond to the comments set forth in the Comment Letter.

Item 7.Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Results of Operations, page 43
Business Segment Results-Networks, page 49

Comment No. 1:  We note that you discuss certain factors to which changes are attributable, however, you do not quantify the individual factors.  For example, you state that the increase in subscription revenues was due primarily to higher subscription rates at both Turner and HBO and international subscriber growth as well as the consolidation of HBO LAG, partially offset by the negative impact of foreign exchange rates at Turner, but you do not quantify any of the individual factors.  In future filings please ensure that all material factors are quantified to the extent practicable, and consider using tables to list, quantify, and sum all of the material individual factors.

Response 1:  In future filings, the Company will quantify all material factors to the extent practicable.  The Company will also consider the use of tables to present the material individual factors where the Company determines that such a presentation will assist a reader.

Item 8. Financial Statements and Supplementary Data
Note 1, Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.
Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities, page 84

Comment No. 2:  We note that on January 1, 2009 you retrospectively adopted the guidance related  to participating securities and applied the two class method to compute basic and diluted earnings per share. Please advise why the adoption of this guidance did not affect earnings per share amounts in prior periods.

Response 2:  As the Staff is aware, the two class method is an earnings allocation formula that determines earnings per share (“EPS”) for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Company concluded that equity awards of restricted stock and restricted stock units (“RSUs”) met the definition of a participating security since holders of restricted stock and RSU awards are entitled to receive regular cash dividends or dividend equivalents, respectively, paid by the Company with respect to its common stock during the period of time that the awards are unvested.

Although the restricted stock and RSU awards are participating securities, the retrospective adoption did not change the historical basic or diluted earnings per share amounts in any of the prior periods because the number of unvested restricted stock and RSU awards was not significant relative to the number of outstanding securities.  Specifically, after performing the two class earnings per share calculation, basic and diluted earnings per share was impacted by less than one cent in each of the prior periods presented. Accordingly, the prior period earnings per share amounts did not change for any of the periods presented.

Revenues and Costs
Multiple Element Transactions, page 97

Comment No. 3:  In order to better help us understand your disclosure, please supplementally provide us with an example in which you were unable to determine the fair value for one or more elements of the transaction and recorded revenue on a straight line basis.

Response 3:  We have provided a response to this question supplementally (Exhibit A).  Since the example includes confidential and competitively sensitive information we respectfully request that the Staff return Exhibit A to us (in the enclosed envelope provided) once it has completed its review.

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Pursuant to the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its 2009 Form 10-K;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

/s/ Pascal Desroches	/s/ Allan Cohen

Pascal Desroches	Allan Cohen
Senior Vice President and Controller	Vice President and Assistant Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-6680	(212) 484-8112